UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated January 12, 2012: Costamare Inc. Declares Quarterly Dividend of $0.27 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 12, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

 Costamare Inc. Declares Quarterly Dividend of $0.27 per Share

Athens, Greece – January 12, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE) has declared a quarterly dividend of $0.27 per share for the quarter ended December 31, 2011.

Dividend Declaration

The Company today declared a cash dividend on its common stock of $0.27 per common share payable on February 8, 2012 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 25, 2012.  The Company has 60,300,000 shares of common stock outstanding as of today.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company said: “In line with our dividend policy, the Company’s Board of Directors declared our fifth consecutive quarterly dividend since we commenced trading on the New York Stock Exchange.”

“Our contracted revenues, combined with our capital structure, provide us with the ability to pay what we consider to be a sustainable dividend, without impacting our growth plans.”

“Our goal remains to continually increase our dividend payments over time, consistent with our dividend policy.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  Costamare Inc. has 37 years of history in the international shipping industry and a fleet of 57 containerships, including 10 newbuilds on order and one secondhand vessel to be delivered, with a total capacity of approximately 327,000 TEU.  Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains “forward-looking statements.”  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com